UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Alight, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

01626W101

(CUSIP Number)

John G. Finley

Blackstone Inc.

345 Park Avenue

New York, New York 10154

Tel: (212) 583-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01626W101	13D/A

1	NAMES OF REPORTING PERSONS BX Tempo ML Holdco 1 L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 48,659,181
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 48,659,181

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,659,181
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 01626W101	13D/A

1	NAMES OF REPORTING PERSONS BX Tempo ML Holdco 1 GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 48,659,181
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 48,659,181

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,659,181
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 01626W101	13D/A

1	NAMES OF REPORTING PERSONS BX Tempo ML Holdco 2 L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 48,701,117
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 48,701,117

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,701,117
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 01626W101	13D/A

1	NAMES OF REPORTING PERSONS BX Tempo ML Holdco 2 GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 48,701,117
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 48,701,117

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 01626W101	13D/A

1	NAMES OF REPORTING PERSONS Blackstone Capital Partners VII NQ L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 48,701,117
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 48,701,117

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,701,117
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 01626W101	13D/A

1	NAMES OF REPORTING PERSONS BCP VII SBS Holdings L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 48,701,117
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 48,701,117

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,701,117
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 01626W101	13D/A

1	NAMES OF REPORTING PERSONS Blackstone Family Investment Partnership VII - ESC NQ L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 48,701,117
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 48,701,117

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,701,117
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 01626W101	13D/A

1	NAMES OF REPORTING PERSONS BTAS NQ Holdings L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 48,701,117
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 48,701,117

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,701,117
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 01626W101	13D/A

1	NAMES OF REPORTING PERSONS Blackstone Capital Partners VII (IPO) NQ L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 48,659,181
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 48,659,181

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,659,181
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 01626W101	13D/A

1	NAMES OF REPORTING PERSONS Blackstone Capital Partners VII.2 (IPO) NQ L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 48,659,181
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 48,659,181

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,659,181
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 01626W101	13D/A

1	NAMES OF REPORTING PERSONS Blackstone Management Associates VII NQ L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 97,360,298
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 97,360,298

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,360,298
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 01626W101	13D/A

1	NAMES OF REPORTING PERSONS BMA VII NQ L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 97,360,298
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 97,360,298

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,360,298
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 01626W101	13D/A

1	NAMES OF REPORTING PERSONS Blackstone Holdings II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 97,360,298
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 97,360,298

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,360,298
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 01626W101	13D/A

1	NAMES OF REPORTING PERSONS Blackstone Side-by-Side Umbrella Partnership L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 48,701,117
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 48,701,117

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,701,117
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 01626W101	13D/A

1	NAMES OF REPORTING PERSONS Blackstone Side-by-Side Umbrella GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 48,701,117
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 48,701,117

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,701,117
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 01626W101	13D/A

1	NAMES OF REPORTING PERSONS Blackstone Holdings III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Quebec, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 48,701,117
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 48,701,117

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,701,117
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 01626W101	13D/A

1	NAMES OF REPORTING PERSONS Blackstone Holdings III GP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 48,701,117
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 48,701,117

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,701,117
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 01626W101	13D/A

1	NAMES OF REPORTING PERSONS Blackstone Holdings III GP Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 48,701,117
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 48,701,117

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,701,117
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 01626W101	13D/A

1	NAMES OF REPORTING PERSONS BCP VII Side-by-Side GP NQ L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 48,701,117
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 48,701,117

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,701,117
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 01626W101	13D/A

1	NAMES OF REPORTING PERSONS BTAS Associates-NQ L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 48,701,117
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 48,701,117

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,701,117
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 01626W101	13D/A

1	NAMES OF REPORTING PERSONS Blackstone Holdings I/II GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 97,360,298
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 97,360,298

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,360,298
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 01626W101	13D/A

1	NAMES OF REPORTING PERSONS Blackstone Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 97,360,298
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 97,360,298

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,360,298
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 01626W101	13D/A

1	NAMES OF REPORTING PERSONS Blackstone Group Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 97,360,298
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 97,360,298

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,360,298
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 01626W101	13D/A

1	NAMES OF REPORTING PERSONS Stephen A. Schwarzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 97,360,298
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 97,360,298

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,360,298
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 01626W101	13D/A

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) of Alight, Inc. (the “Issuer” or “Alight”), and amends and supplements the initial statement on Schedule 13D filed on July 12, 2021, as amended by Amendment No. 1 filed November 17, 2022 (as amended, the “Schedule 13D”). The address of the principal executive office of the Issuer is 4 Overlook Point, Lincolnshire, Illinois 60069. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a)-(b) Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”. This statement is filed on behalf of:

(i) BX Tempo ML Holdco 1 L.P., a Delaware limited partnership, (ii) BX Tempo ML Holdco 2 L.P., a Delaware limited partnership (together, the “Holdco Entities”);

(iii) BX Tempo ML Holdco 1 GP L.L.C., a Delaware limited liability company, (iv) BX Tempo ML Holdco 2 GP L.L.C., a Delaware limited liability company (together, the “Holdco GP Entities”);

(v) Blackstone Capital Partners VII NQ L.P., a Delaware limited partnership, (vii) BCP VII SBS Holdings L.L.C., a Delaware limited liability company, (vii) Blackstone Family Investment Partnership VII – ESC NQ L.P., a Delaware limited partnership, (viii) BTAS NQ Holdings L.L.C., a Delaware limited liability company, (ix) Blackstone Capital Partners VII (IPO) NQ L.P., a Delaware limited partnership, (x) Blackstone Capital Partners VII.2 (IPO) NQ L.P., a Delaware limited partnership, (xi) Blackstone Management Associates VII NQ L.L.C., a Delaware limited liability company, (xii) BMA VII NQ L.L.C., a Delaware limited liability company, (xiii) Blackstone Holdings II L.P., a Delaware limited partnership, (xix) Blackstone Side-by-Side Umbrella Partnership L.P., a Delaware limited partnership, (xv) Blackstone Side-by-Side Umbrella GP L.L.C., a Delaware limited liability company, (xvi) Blackstone Holdings III L.P., a Québec société en commandite, (xvii) Blackstone Holdings III GP L.P., a Delaware limited partnership, (xviii) Blackstone Holdings III GP Management L.L.C., a Delaware limited liability company, (xix) BCP VII Side-by-Side GP NQ L.L.C., a Delaware limited liability company, (xx) BTAS Associates-NQ L.L.C., a Delaware limited liability company, (xxi) Blackstone Holdings I/II GP L.L.C., a Delaware limited liability company, (xxii) Blackstone Inc., a Delaware corporation (“Blackstone”), (xxiii) Blackstone Group Management L.L.C., a Delaware limited liability company (collectively, with the Holdco Entities and Holdco GP Entities, the “Blackstone Entities”), and Stephen A. Schwarzman, a United States citizen.

Blackstone Capital Partners VII NQ L.P., BCP VII SBS Holdings L.L.C., Blackstone Family Investment Partnership VII – ESC NQ L.P., BTAS NQ Holdings L.L.C., Blackstone Capital Partners VII (IPO) NQ L.P. and Blackstone Capital Partners VII.2 (IPO) NQ L.P., are collectively referred to herein as the “Blackstone Funds.” The address of the principal business office of each of the Reporting Persons is c/o Blackstone Inc., 345 Park Avenue, New York, NY 10154.

Information regarding each director and executive officer of Blackstone Inc. is set forth on Schedule I previously filed with Amendment No. 1 to Schedule 13D on November 17, 2022.

(c) The principal business of each of the Blackstone Funds is investing in securities.

Each of the Holdco Entities and Holdco GP Entities was formed to effect the transactions described in Items 3 and 6 below.

The principal business of Blackstone Management Associates VII NQ L.L.C. is performing the functions of, and serving as, the general partner (or similar position) of Blackstone Capital Partners VII NQ L.P., Blackstone Capital Partners VII (IPO) NQ L.P. and Blackstone Capital Partners VII.2 (IPO) NQ L.P. and other affiliated Blackstone entities. The principal business of BMA VII NQ L.L.C. is performing the functions of, and serving as, the sole member (or similar position) of Blackstone Management Associates VII NQ L.L.C. and other affiliated Blackstone entities.

CUSIP No. 01626W101	13D/A

The principal business of Blackstone Holdings II L.P. is performing the functions of, and serving as, the managing member or sole member (or similar position) of BMA VII NQ L.L.C, Blackstone Side-by-Side Umbrella GP L.L.C., BTAS Associates-NQ L.L.C. and other affiliated Blackstone The principal business of Blackstone Side-by-Side Umbrella Partnership L.P. is performing the functions of, and serving as, the sole member (or similar position) of BCP VII SBS Holdings L.L.C. and other affiliated Blackstone entities. The principal business of Blackstone Side-by-Side Umbrella GP L.L.C. is performing the functions of, and serving as, the general partner (or similar position) of, Blackstone Side-by-Side Umbrella Partnership L.P. and other affiliated Blackstone entities. The principal business of Blackstone Holdings III L.P. is performing the functions of, and serving as, the sole member (or similar position) of Blackstone Side-by-Side Umbrella GP L.L.C. and other affiliated Blackstone entities.

The principal business of Blackstone Holdings III GP L.P. is performing the functions of, and serving as, the general partner of Blackstone Holdings III L.P. and other affiliated Blackstone entities. The principal business of Blackstone Holdings III GP Management L.L.C. is performing the functions of, and serving as, the general partner of Blackstone Holdings III GP L.P. and other affiliated Blackstone entities. The principal business of BCP VII Side-by-Side GP NQ L.L.C. is performing the functions of, and serving as, the general partner of, Blackstone Family Investment Partnership VII – ESC NQ L.P. and other affiliated Blackstone entities. The principal business of BTAS Associates-NQ L.L.C. is performing the functions of, and serving as, the managing member (or similar position) of, BTAS NQ Holdings L.L.C. and other affiliated Blackstone entities. The principal business of Blackstone Holdings I/II GP L.L.C. is performing the functions of, and serving as, the general partner (or similar position) of Blackstone Holdings II L.P. and other affiliated Blackstone entities. The principal business of Blackstone Inc. is performing the functions of, and serving as, the sole member of Blackstone Holdings I/II GP L.L.C. and Blackstone Holdings III GP Management L.L.C., and in a similar capacity for other affiliated Blackstone entities. The principal business of Blackstone Group Management L.L.C. is performing the functions of, and serving as, the sole holder of the Series II preferred stock of Blackstone Inc.

The principal occupation of Mr. Schwarzman is serving as an executive of Blackstone and Blackstone Group Management L.L.C.

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(b) above for citizenship or place of organization, as applicable, of each of the Reporting Persons.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by the following:

Information set forth in Item 6 of this Amendment No. 2 to Schedule 13D is incorporated by reference to this Item 3.

On November 21, 2022, in connection with an internal reorganization, Blackstone Capital Partners VII (IPO) NQ L.P. contributed a portion of the securities of the Issuer it directly held on behalf of an affiliated limited partner to a new affiliated investment vehicle, Blackstone Capital Partners VII.2 (IPO) L.P. and distributed its interest in such affiliated investment vehicle to such limited partner. Following such transfer, each of Blackstone Capital Partners VII (IPO) NQ L.P. and Blackstone Capital Partners VII.2 (IPO) NQ L.P. contributed their directly held shares of Class A Common Stock to BX Tempo ML Holdco 1 L.P. and each of Blackstone Capital Partners VII NQ L.P.,

CUSIP No. 01626W101	13D/A

BCP VII SBS Holdings L.L.C., Blackstone Family Investment Partnership VII - ESC NQ L.P. and BTAS NQ Holdings L.L.C. contributed their directly held Class A Common Stock, Class A Units of Alight Holding Company, LLC (“Alight Holdings”) and Class V common stock of the Issuer to BX Tempo ML Holdco 2 L.P. The transfers described above did not represent any change in the aggregate number of securities of the Issuer and Alight Holdings held directly and indirectly by the Blackstone Funds and their affiliates or any change in the pecuniary interest of any of the Blackstone Funds or their affiliates in securities of the Issuer and no consideration was paid in connection with the contributions described herein.

Item 5. Interest in Securities of the Issuer.

Items 5 (a)-(c) of the Schedule 13D are hereby amended and restated as follows:

(a) and (b) Calculations of the percentage of the shares of Class A Common Stock beneficially owned assumes that there were 470,434,662 shares of Class A Common Stock outstanding, calculated based on 464,365,807 shares of Class A Common Stock outstanding as of October 31, 2022, as reported in the Issuer’s quarterly report on Form 10-Q, filed by the Issuer with the Securities and Exchange Commission on November 3, 2022 and 6,068,855 shares of Class A Common Stock outstanding upon the occurrence of conversions of Class A Units by certain of the Blackstone Funds on November 17, 2022 in connection with the sale of Class A Common Stock as reported in Amendment No. 1 to Schedule 13D, and, for each Reporting Person, takes into account shares of Class A Common Stock underlying Class A Units held or beneficially owned by such Reporting Person.

The aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

The number of shares of common stock of the Issuer and units of Alight Holdings directly held by the Blackstone Funds and the Holdco Entities is set forth in the tables below.

Blackstone Funds and Holdco Entities	Class A Common Stock	Class V Common Stock	Class B-1 Common Stock	Class B-2 Common Stock	Class Z-A Common Stock	Class Z-B- 1 Common Stock	Class Z-B- 2 Common Stock
BX Tempo ML Holdco 1 L.P.	48,659,181	0	0	0	0	0	0
BX Tempo ML Holdco 2 L.P.	88,901	48,612,216	0	0	0	0	0
Blackstone Capital Partners VII NQ L.P.	0	0	0	0	0	0	0
BCP VII SBS Holdings L.L.C.	0	0	0	0	0	0	0
Blackstone Family Investment Partnership VII – ESC NQ L.P.	0	0	0	0	0	0	0
BTAS NQ Holdings L.L.C.	0	0	0	0	0	0	0
Blackstone Capital Partners VII (IPO) NQ L.P.	0	0	1,729,436	1,729,436	1,911,869	103,943	103,943
Blackstone Capital Partners VII.2 (IPO) NQ L.P.	0	0	39,273	39,273	43,416	2,360	2,360

CUSIP No. 01626W101	13D/A

Blackstone Funds and Holdco Entities	Class A Units	Class B-1 Units	Class B-2 Units	Class Z-A Units	Class Z-B-1 Units	Class Z-B-2 Units
BX Tempo ML Holdco 1 L.P.	0	0	0	0	0	0
BX Tempo ML Holdco 2 L.P.	48,612,216	0	0	0	0	0
Blackstone Capital Partners VII NQ L.P.	0	1,566,744	1,566,744	1,732,015	94,164	94,164
BCP VII SBS Holdings L.L.C.	0	5,878	5,878	6,498	353	353
Blackstone Family Investment Partnership VII – ESC NQ L.P.	0	16,941	16,941	18,728	1,018	1,018
BTAS NQ Holdings L.L.C.	0	180,670	180,670	199,728	10,859	10,859
Blackstone Capital Partners VII (IPO) NQ L.P.	0	0	0	0	0	0
Blackstone Capital Partners VII.2 (IPO) NQ L.P.	0	0	0	0	0	0

The general partner of BX Tempo ML Holdco 1 L.P. is BX Tempo ML Holdco 1 GP L.L.C. Blackstone Capital Partners VII (IPO) NQ L.P. and Blackstone Capital Partners VII.2 (IPO) NQ L.P. are the members of BX Tempo ML Holdco 1 GP L.L.C.

The general partner of BX Tempo ML Holdco 2 L.P. is BX Tempo ML Holdco 2 GP L.L.C. Blackstone Capital Partners VII NQ L.P., BCP VII SBS Holdings L.L.C., Blackstone Family Investment Partnership VII—ESC NQ L.P. and BTAS NQ Holdings L.L.C. are the members of BX Tempo ML Holdco 2 GP L.L.C.

The general partner of each of Blackstone Capital Partners VII NQ L.P., Blackstone Capital Partners VII (IPO) NQ L.P. and Blackstone Capital Partners VII.2 (IPO) NQ L.P., is Blackstone Management Associates VII NQ L.L.C., the sole member of which is BMA VII NQ L.L.C., the managing member of which is Blackstone Holdings II L.P.

The sole member of BCP VII SBS Holdings L.L.C. is Blackstone Side-by-Side Umbrella Partnership L.P., the general partner of which is Blackstone Side-by-Side Umbrella GP L.L.C., the sole member of which is Blackstone Holdings III L.P., the general partner of which is Blackstone Holdings III GP L.P., the general partner of which is Blackstone Holdings III GP Management L.L.C.

The general partner of Blackstone Family Investment Partnership VII – ESC NQ L.P. is BCP VII Side-by-Side GP NQ L.L.C., the sole member of which is Blackstone Holdings II L.P.

The managing member of BTAS NQ Holdings L.L.C. is BTAS Associates-NQ L.L.C., the managing member of which is Blackstone Holdings II L.P.

The general partner of Blackstone Holdings II L.P. is Blackstone Holdings I/II GP L.L.C. Blackstone Inc. is the sole member of each of Blackstone Holdings I/II GP L.L.C. and Blackstone Holdings III GP Management L.L.C. Blackstone Group Management L.L.C. is the sole holder of the Series II Preferred Stock of Blackstone Inc. Blackstone Group Management L.L.C. is wholly-owned by Blackstone Inc.’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Class A Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Class A Common Stock.

(c) Information set forth in Item 3 of this Amendment No. 2 to Schedule 13D is incorporated by reference to this Item 5. Except as set forth in this Amendment No. 2, none of the Reporting Persons has effected any transaction in Class A Common Stock since the filing of Amendment No. 1 to Schedule 13D on November 17, 2022.

CUSIP No. 01626W101	13D/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Margin Loan Facility

BX Tempo ML Holdco 1, L.P. (the “Facility 1 Borrower”) entered into (i) a Margin Loan Agreement dated as of November 21, 2022 (the “Facility 1 Margin Loan Agreement”) with Bank of Montreal, Chicago Branch, as administrative agent and a lender, and the other lenders party thereto from time to time (each, a “Facility I Lender”), and (ii) a Pledge and Security Agreement dated as of November 21, 2022 (the “Closing Date”), pursuant to which BX Tempo ML Holdco 1, L.P. pledged on the Closing Date all of the Class A Common Stock owned by it as collateral to secure repayment of amounts outstanding under the Facility 1 Loan Agreement, and may be required to post additional collateral in certain circumstances (the “Facility 1 Pledge Agreements”).

In addition, BX Tempo ML Holdco 2, L.P. (the “Facility 2 Borrower” and, collectively with the Facility 1 Borrower, the “Borrowers”) entered into (i) a Margin Loan Agreement dated as of the Closing Date (the “Facility 2 Loan Agreement” and, collectively with the Facility 1 Loan Agreement, the “Loan Agreements”) with Bank of Montreal, Chicago Branch, as administrative agent and a lender, and the other lenders party thereto from time to time (each a “Facility 2 Lender” and, collectively with the Facility 1 Lenders, the “Facility Lenders”), and (ii) Pledge and Security Agreements dated as of the Closing Date, pursuant to which the Facility 2 Borrower pledged on the Closing Date all of the Class A Common Stock and Class A Units owned by it as collateral to secure repayment of amounts outstanding under the Facility 2 Loan Agreement, and may be required to post additional collateral in certain circumstances (the “Facility 2 Pledge Agreements” and, collectively with the Facility 1 Pledge Agreements, the “Pledge Agreements”; and the Pledge Agreements, collectively with the Loan Agreements, the “Loan Documents”).

As of the Closing Date, the Borrowers have borrowed an aggregate of $283 million under the Loan Agreements. Pursuant to the Pledge Agreements, to secure borrowings under the Loan Agreements, the Borrowers have collectively pledged 48,748,082 shares of Class A Common Stock and 48,612,216 Class A Units.

The loans mature on or about November 21, 2025. Upon the occurrence of certain events that are customary for this type of loan, the Lenders may exercise their rights to require the Borrowers to pre-pay the loan proceeds, post additional collateral, or foreclose on, and dispose of, the pledged shares of Class A Common Stock and pledged Class A Units in accordance with the Loan Documents.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by inserting the following exhibits:

Exhibit I	Joint Filing Agreement, dated as of November 21, 2022, by and among the Reporting Persons (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2022

BX TEMPO ML HOLDCO 1 L.P.
By: BX Tempo ML Holdco 1 L.L.C., its general
partner

By:	/s/ Brijesh Kalaria
Name:	Brijesh Kalaria
Title:	Vice President

BX TEMPO ML HOLDCO 1 L.L.C.

By:	/s/ Brijesh Kalaria
Name:	Brijesh Kalaria
Title:	Vice President

BX TEMPO ML HOLDCO 2 L.P.
By: BX Tempo ML Holdco 2 L.L.C., its general
partner

By:	/s/ Brijesh Kalaria
Name:	Brijesh Kalaria
Title:	Vice President

BX TEMPO ML HOLDCO 2 L.L.C.

By:	/s/ Brijesh Kalaria
Name:	Brijesh Kalaria
Title:	Vice President

BLACKSTONE CAPITAL PARTNERS VII NQ L.P.
By: Blackstone Management Associates VII NQ L.L.C., its general partner
By: BMA VII NQ L.L.C., its sole member

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title	Authorized Signatory

BCP VII SBS HOLDINGS L.L.C.
By: Blackstone Side-by-Side Umbrella Partnership L.P., its sole member
By: Blackstone Side-by-Side Umbrella GP L.L.C., its
general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title	Manager

BLACKSTONE FAMILY INVESTMENT PARTNERSHIP VII-ESC NQ L.P.
By: BCP VII Side-by-Side GP NQ L.L.C., its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title	Authorized Signatory

BTAS NQ HOLDINGS L.L.C.
By: BTAS Associates-NQ L.L.C., its managing member
By: Blackstone Holdings II L.P., its managing member
By: Blackstone Holdings I/II GP L.L.C., its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title	Senior Managing Director

BLACKSTONE CAPITAL PARTNERS VII (IPO) NQ L.P.
By: Blackstone Management Associates VII NQ L.L.C., its general partner
By: BMA VII NQ L.L.C., its sole member

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title	Authorized Signatory

BLACKSTONE CAPITAL PARTNERS VII.2 (IPO) NQ L.P.
By: Blackstone Management Associates VII NQ L.L.C., its general partner
By: BMA VII NQ L.L.C., its sole member

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title	Authorized Signatory

BLACKSTONE MANAGEMENT ASSOCIATES VII NQ L.L.C.
By: BMA VII NQ L.L.C., its sole member

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title	Authorized Signatory

BMA VII NQ L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title	Authorized Signatory

BLACKSTONE HOLDINGS II L.P.
By: Blackstone Holdings I/II GP L.L.C., its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title	Senior Managing Director

BLACKSTONE SIDE-BY-SIDE UMBRELLA PARTNERSHIP L.P.
By: Blackstone Side-by-Side Umbrella GP L.L.C., its
general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title	Manager

BLACKSTONE SIDE-BY-SIDE UMBRELLA GP L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title	Manager

BLACKSTONE HOLDINGS III L.P.
By: Blackstone Holdings III GP L.P., its general partner
By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title	Senior Managing Director

BLACKSTONE HOLDINGS III GP L.P.
By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title	Senior Managing Director

BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title	Senior Managing Director

BCP VII SIDE-BY-SIDE GP NQ L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title	Authorized Signatory

BTAS ASSOCIATES-NQ L.L.C.
By: Blackstone Holdings II L.P., its managing member
By: Blackstone Holdings I/II GP L.L.C., its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title	Senior Managing Director

BLACKSTONE HOLDINGS I/II GP L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title	Senior Managing Director

BLACKSTONE INC.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title	Senior Managing Director

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title	Senior Managing Director

STEPHEN A. SCHWARZMAN

/s/ Stephen A. Schwarzman